UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170047

DIVISION OF
CORPORATION FINANCE

January 6, 2017

Mark H. Duesenberg
Ferro Corporation
mark.duesenberg@ferro.com

Re: Ferro Corporation
Incoming letter dated December 16, 2016

Dear Mr. Duesenberg:

This is in response to your letter dated December 16, 2016 concerning the shareholder proposal submitted to Ferro by Kenneth Steiner. We also have received a letter on the proponent's behalf dated January 2, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

January 6, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Ferro Corporation
Incoming letter dated December 16, 2016

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes.

There appears to be some basis for your view that Ferro may exclude the proposal under rule 14a-8(i)(7), as relating to Ferro's ordinary business operations. In this regard, we note that the proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to Ferro's ordinary business. Accordingly, we will not recommend enforcement action to the Commission if Ferro omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Ferro relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 2, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Ferro Corporation (FOE)
Confidential Voting
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 16, 2016 no-action request.

The company could illustrate how it purportedly used incoming say on pay votes to conduct its 2016 annual meeting. For instance provide the number of annual meeting words that addressed the say-on-pay issue that were developed from management keeping track of the 2016 incoming say-on-pay vote. Say-on-pay had a 68 million to 4 million final vote at the 2016 meeting. The company could also disclose the number of minutes the annual meeting was. For instance another company using the same argument has had a 10-minute annual meeting.

On the other hand the company said it only needs to be allowed "to conduct an informed and productive meeting" on page 4. In other words the company need not conduct an "an informed and productive meeting" and has made no commitment to do so in its no action request. If the company does not need to conduct an informed and productive meeting there is little importance that it simply be allowed to.

No company has cited a state law that mandates an "informed and productive meeting" or voids a meeting that is not an "informed and productive meeting."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Additional rebuttal will be forwarded on this proposal topic this short week.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Mark H. Duesenberg <mark.duesenberg@ferro.com>

[FOE: Rule 14a-8 Proposal, November 14, 2016]
[Revised November 23, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This confidential voting requirement shall apply to:

• Management-sponsored or Board-sponsored resolutions seeking approval of executive pay and for votes mandated under applicable stock exchange rules

• Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)

• Rule 14a-8 shareholder proposals included in the proxy

This confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

Our management is now able to monitor voting results and spend shareholder money to influence the outcome on matters where they have a direct self-interest such as such as the ratification of lucrative stock options and to obtain more votes for their executive pay.

Ferro shareholders have given strong support to shareholder proposals on governance topics like this proposal. For instance we gave 57% support to a shareholder proposal for shareholder proxy access in 2016.

Please vote again to enhance shareholder value:

Confidential Voting – Proposal [4]

[The line above is for publication.]

December 16, 2016

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Ferro Corporation - Request to Omit Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Ferro Corporation, an Ohio corporation ("we" or the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2017 Annual Meeting of Shareholders (together, the "2017 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from Kenneth Steiner (the "Proponent"). The full text of the Proposal and all other relevant correspondence with John Chevedden, on behalf of the Proponent, are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2017 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2017 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before we intend to file our definitive 2017 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to John Chevedden, on behalf of the Proponent, as notification of the Company's intention to omit the Proposal from the 2017 Proxy Materials.

I. The Proposal

The Proposal reads as follows (the Proponent having indicated that the number "4" is a placeholder for the proposal number to be ultimately assigned by the Company):

Proposal [4] – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This confidential voting requirement shall apply to:

- Management-sponsored or Board-sponsored resolutions seeking approval of executive pay and for votes mandated under applicable stock exchange rules;
- Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes); and
- Rule 14a-8 shareholder proposals included in the proxy

This confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

Our management is often able to monitor the voting results and then decide to spend shareholder money to influence the outcome on matters where they have a direct self-interest such as the ratification of lucrative stock options and to obtain more votes for their high executive pay.

Ferro shareholders have given strong support to shareholder proposals on governance topics like this proposal. For instance we have 57% support to a shareholder proposal for shareholder proxy access in 2016.

Please vote again to enhance shareholder value:

Confidential Voting – Proposal [4]

II. Grounds for Exclusion of the Proposal.

A. *The Proposal may be omitted from the 2017 Proxy Materials under Rule 14a-8(i)(7) because it relates to ordinary business matters.*

The Proposal is excludable because it relates to the ordinary business of the conduct of the Company's annual shareholder meetings and discourages ordinary business communications between the Company and its shareholders.

Rule 14a-8(i)(7) allows a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." The term ordinary business "refers to matters that are not necessarily ordinary" in the common meaning of the word. Instead, the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations."[1] The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."[2] The Commission has outlined two central considerations when determining whether a proposal relates to ordinary business operations. The first consideration is that "certain tasks are so fundamental to management's ability to run a company on a day to day basis that they could not, as a practical matter, be subject to oversight." The second consideration relates to "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[3] As discussed below, both considerations support the exclusion of the Proposal under the ordinary business operations exception.

First, and perhaps most significantly, the Staff has recently allowed the exclusion under Rule 14a-8(i)(7) of a proposal nearly identical to the Proposal.[4] Additionally, the Staff has allowed the exclusion under Rule 14a-8(i)(7) of other proposals similar to this Proposal that were designed to restrict management access to preliminary voting results unless the board were to determine there is a compelling reason to obtain them.[5] The Proposal is even *more* restrictive on the Board's and management's ability to run the Company's day-to-day business than the proposals that were the subject of the *FedEx* and *NetApp* no-action letters, since it does not allow the Board to obtain preliminary voting results even if the Board determines there is a compelling reason to do so.

[1] Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018 (May 21, 1998).

[2] Id.

[3] Id.

[4] *See Verizon Communications Inc.* (January 22, 2015) (granting relief under Rule 14a-8(i)(7) on the basis that an enhanced confidential voting proposal whereby interim proxy voting results on (i) company-sponsored voting items seeking approval of executive compensation arrangements; (ii) proposals required by law, or the company's bylaws, to be voted on by shareholders (e.g., say-on-pay advisory votes); and (iii) shareholder resolutions in the proxy would be available to neither management nor the board of directors, nor used to solicit votes, prior to the annual meeting related to ordinary business operations).

[5] *See FedEx Corporation* (July 18, 2014) (granting relief to exclude proposal that kept preliminary voting results from management prior to a shareholder meeting on the basis that proposals relating to the monitoring of voting results with respect to matters that may relate to ordinary business are excludable under Rule 14a-8(i)(7)); *See also NetApp. Inc.* (July 15, 2014).

Second, the Staff has consistently concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(7) when they have related to the conduct of annual shareholder meetings, including shareholder proposals that, like the Proposal, attempt to address a corporate governance or policy issue raised by the annual meeting process but fail to focus on issues beyond the core ordinary business matters to which the proposals relate.[6] In addition to the *FedEx* and *NetApp* no-action letters referred to above, the Staff has also allowed the exclusion of shareholder proposals that seek to foster greater shareholder access to annual shareholder meetings through the use of webcasting and similar techniques;[7] shareholder proposals seeking to address perceived inequities in how the location of annual meetings are selected;[8] shareholder proposals seeking to ensure that shareholders can hold boards accountable through the right to ask questions and present proposals at annual meetings of shareholders;[9] and shareholder proposals seeking a report regarding, among other things, a company's implementation of shareholder proposals.[10]

Similar to the letters cited above, implementing the Proposal would significantly impact the ability of the Company to conduct annual meetings because the Proposal attempts to prevent access to preliminary voting information that the Company's management uses in preparation for, and in the conduct of, its annual meetings. Management uses preliminary voting results to measure shareholder sentiment regarding the matters that are being voted on at a meeting, giving management the opportunity to beneficially communicate with and clarify matters for the shareholders, and prepare for questions that may be raised at the meeting, as well as prepare for any shareholder dissent that might arise. This information allows management to conduct an informed and productive meeting. These communications help ensure that shareholders' desires are truly reflected by their votes. Preventing access to this information, as the Proposal would do,

---

[6] *See generally Peregrine Pharmaceuticals* (July 16, 2013) (granting relief to exclude proposal that required Peregrine to answer investor questions that relate to the operations of the company on every public company conference call in the manner specified in the proposal on the basis that proposals concerning procedures for enabling shareholder communications on matters relating to ordinary business generally are excludable under Rule 14a-8(i)(7)).

[7] *See e.g., Con-way Inc.* (January 22, 2009) (granting relief under Rule 14a-8(i)(7) on the basis that proposal requesting that the board of directors take the necessary steps to ensure that future annual shareholder meetings distributed over the internet using webcast technology related to ordinary business measures).

[8] *See e.g., Ford Motor Company* (January 2, 2008) (granting relief under Rule 14a-8(i)(7) on the basis that proposal would require that Ford "hold annual meetings in the Dearborn, Michigan area" related to Ford's ordinary business operations).

[9] *See e.g., Bank of America Corporation* (February 16, 2006) (granting relief under Rule 14a-8(i)(7) on the basis that proposal requesting that "all stockholders shall be entitled to attend and speak at any and all annual meetings of stockholders" related to Bank of America's ordinary business operations).

[10] *See e.g., IDACORP, Inc.* (December 10, 2007) (granting relief under 14a-8(i)(7) on the basis that proposal requesting "that the company's board of directors provide a report in its next proxy statement on the process of submission, introduction, presentation, and approval and carrying out of shareholder proposals" related to IDACORP's ordinary business operations).

would significantly affect management's ability to prepare for and conduct such a meeting, and is not in the best interest of the shareholders. The Proposal is therefore excludable.

Moreover, preventing access to preliminary voting results discourages and impedes communications between management and shareholders during the proxy solicitation process because it limits management's awareness of shareholder opinions that could give rise to important communications. The Proposal would restrict some of the most basic forms of communications between the Company and its shareholders prior to an annual meeting. The Proposal indicates that the Company could monitor quorum using interim tallies, but otherwise restricts the Company from using preliminary voting results in connection with solicitation efforts, even efforts to ensure achievement of a quorum. Monitoring voting returns to determine whether a quorum will be achieved is one of the most basic and common company tasks with respect to an annual meeting. Rule 402.04 of the NYSE Listed Company Manual specifically requires listed companies to solicit proxies for all meetings of shareholders to provide a convenient method of voting, which together with Rule 310.00, suggests that the Company should continue to not only monitor the vote, but solicit votes even after quorum has been achieved.[11] In addition, Rule 14a-6(t) under the Exchange Act recognizes that communications that do no more than request that forms of proxy previously solicited be signed and returned are so basic that they need not be filed with the Commission. Nevertheless, because any such communications would constitute a "solicitation,"[12] they would be prohibited under the Proposal. This kind of micromanagement of Company communications, particularly with respect to routine proxy solicitations that are required of management to afford shareholders a convenient method of voting, is exactly what Rule 14a-8(i)(7) precludes.[13]

Third, for the reasons set forth above, the Company also believes that the Proposal does not raise a significant policy issue. Indeed, the Staff has recently issued no-action letters under

---

[11] *See* NYSE Listed Company Manual, Sections 310.00 and 402.04.

[12] Rule 14a-1 under the Exchange Act defines "solicitation" to encompass "any request for a proxy whether or not accompanied by or included in a form of proxy" and "any request to execute or not execute, or to revoke, a proxy."

[13] *See generally General Motors Corporation* (March 5, 2004) (granting relief under Rule 14a-8(i)(7) on the basis that a proposal requesting that GM disclose certain information regarding its solicitation of shareholder votes related to ordinary business operations *(i.e.,* provision of additional proxy solicitation information)); *The Boeing Company* (February 20, 2001) (granting relief under Rule 14a-8(i)(7) on the basis that a proposal recommending that Boeing include the complete text of shareholder resolutions in "any additional request[s] for shareholder votes... and that Boeing disclose the costs of these requests in its quarterly and annual report to shareholders" related to ordinary business *(i.e.,* the presentation of additional proxy solicitation expenses in reports to shareholders)); *FirstEnergy Corporation* (February 26, 2001) (finding that "there appears to be some basis for [the] view that FirstEnergy may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., the presentation of additional proxy solicitation expenses in reports to shareholders")); *Pacific Telesis Group* (January 30, 1992) (noting that "those decisions by management concerning the presentation of disclosure in a registrant's reports to shareholders as well as the form and content of those presentations are ordinary business matters").

Rule 14a-8(i)(7) concurring with companies arguing that confidential voting on uncontested proxy matters is not a significant policy issue.

Because the Proposal relates to the conduct of the Company's annual meeting and discourages routine communications between the Company and its shareholders, which are ordinary business matters, the Proposal is excludable under Rule 14a-8(i)(7).

B. *The Proposal may be omitted from the 2017 Proxy Materials under Rule 14a-8(i)(3) because it is vague and misleading.*

The Staff has consistently taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). The Staff has routinely permitted exclusion of proposals that, like the Proposal, fail to define key terms, contain internal inconsistencies, and generally fail to provide guidance on how the Proposal would be implemented.[14]

The Proposal is vague and indefinite because 1) the Proposal fails to define the "uncontested matters" subject to the enhanced confidential voting policy; 2) the Proposal does not identify the particular voting information that would be "unavailable to management" and the Board; and 3) the Proposal is inherently inconsistent.

1. The Proposal is vague because it fails to define "uncontested matters."

The Proposal fails to define the "uncontested matters" that would be subject to the confidential voting policy. This creates a number of problems. For example, the Proposal expressly seeks a confidential voting policy with respect to "the outcome of votes cast by proxy on uncontested matters" while at the same time excluding from the policy the elections of directors. Although one might presume that a matter is contested where there is an active counter-solicitation against it, the Proposal provides absolutely no basis for determining whether a matter is contested; for example, when it is the subject of a "vote no" campaign in the absence of a counter-solicitation; when it is opposed by a proxy advisory firm such as ISS or Glass Lewis; when it is opposed in one or more voting announcements by large stockholders under Rule 14a-1(1)(2)(iv); and/or when it is the subject of a lawsuit challenging the matter. Instead, the Proposal provides examples of circumstances in which the bylaw "should apply." But these circumstances are equally ambiguous and fail to provide clarity on the intended scope of the proposed bylaw.

---

[14] *See, e.g., Staples, Inc.* (Mar. 5, 2012) (concurring with the exclusion of proposal that contained inconsistent, vague and misleading terms and references, including "pro rata vesting" language subject to multiple interpretations and ambiguous terms such as "termination" and "change in control").

The examples listed in the Proposal, which attempt to illustrate the scope of the Proposal in the absence of a definition of "uncontested matters," themselves rely on several vague and indefinite terms, including terms that invoke external standards that are not described in the Proposal. For example, the Proposal states that the bylaw would apply to "management-sponsored or Board-sponsored resolutions seeking approval of executive pay and for votes mandated under applicable stock exchange rules", to "proposals *required by law* ... to be put before shareholders for a vote," and to "14a-8 shareholder resolutions."

The Staff has consistently concurred in the exclusion of stockholder proposals that, like the Proposal, define a material element by reference to an external source.[15] Because the Proposal would apply to all "votes mandated under applicable stock exchange rules" and "proposals required by law," an extraordinarily wide array of transactions would be covered. As a result, when voting on the Proposal, stockholders would not necessarily anticipate that the Proposal would cover mergers, certain stock issuances, charter amendments, and transfers of domicile, among other matters.

Finally, the Proposal is overly broad and vague in that the Proposal will often not fulfill its purpose when invoked for those few proposals that might indisputably be considered "uncontested matters," because most indisputably "uncontested matters" are so routine that shareholders often allow third parties to vote for them at their discretion. For example, a vote on auditor selection is routine enough to permit broker non-votes. Therefore, the Proposal would not minimize the influence of the Board on shareholders' votes because many shareholders will overlook votes definitely covered under the Proposal. In this respect, the Proposal is overly broad and vague as to how it will benefit shareholders.

As discussed above, the Proposal does not define "uncontested matters" and attempts to rely instead on a non-exhaustive list of examples to give that term meaning. As a result, it is not clear what matters, other than those referenced in the few examples provided, may also be considered "uncontested matters." Both the Company and shareholders would therefore lack the information necessary to determine the full scope of matters intended to be covered by the Proposal, making the Proposal excludable.

2. The Proposal does not identify the particular voting information that would be unavailable to management and the board of directors.

The Proposal states that the "outcome of votes cast," which includes a "running tally of votes for and against," would not be available to management and the board of directors. However, these phrases do not actually identify the particular voting information that would

[15] *See, e.g., Dell Inc.* (Mar. 30, 2012) (concurring in exclusion of proposal with reference to "SEC Rule 14a-8(b) eligibility requirements" without elaboration); *Citigroup Inc.* (Mar. 12, 2012) (concurring in exclusion of proposal where "extraordinary transaction" was defined by reference to applicable law or the stock exchange listing standard and the proposal included inconsistent language); *The Boeing Co.* (Mar. 2, 2011) (concurring in exclusion of proposal with reference to "executive pay rights" without sufficiently explaining the meaning of the phrase).

be restricted, nor is it clear how such a restriction would practically be implemented in light of voting practices.

First, "outcome of votes cast" and "running tally of votes for and against" appear to be inconsistent. The phrase "outcome of votes cast" implies final voting results, while the phrase "running tally of votes for and against" implies interim voting results. Further, it is not clear in any particular vote whether "running tally of votes for and against" would include broker non-votes and abstentions.

Second, the Proposal seems to imply that the Company can control how third parties make their proxy votes available to the Company on a proposal-by-proposal basis. It is not clear how this would work. For example, the interim voting reports prepared by agents for banks and brokers are often provided to companies regardless of whether the information is requested or wanted. Given the complexity of the proxy solicitation process, the references to "outcome of votes cast" and "running tally of votes for and against" offer little guidance on how the Proposal may be practically implemented.

3. The Proposal is inherently inconsistent.

As discussed above, the Proposal states that the restriction on voting information applies to "uncontested matters," and then lists examples illustrating when the restriction should be applicable. However, there is no discernible relationship between "uncontested matters" and the matters referenced as to when the Proposal should apply. In fact, certain examples in the Proposal appear contradictory to the term "uncontested matters." For instance, Rule 14a-8 shareholder resolutions frequently involve controversial or contested matters, with the issuer soliciting in opposition. The remaining examples cover a broad range of matters, which may or may not be contested. For example, a merger, which is required by law to be submitted to shareholders, may be opposed by a counter-solicitation, a proxy advisory firm, or challenged in court. As a result of these apparent inconsistencies, the examples as to when the Proposal shall apply provide little guidance regarding the intended meaning of "uncontested matters."

Lastly, the Proposal states, "nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum." This carve out appears to be an exception to the rule set forth in the Proposal; however, no guidance is provided to determine how and when the exception will apply. For example, the Proposal also states that voting information "shall not be used to solicit votes." If the Company identifies a possible quorum issue, the only way for the Company to ensure that it achieves a quorum is by soliciting votes. Together, these clauses are internally inconsistent and suggest that quorum may be monitored by the Company, but that the Company may not solicit votes in order to achieve a quorum.[16]

[16] As discussed above, Rules 310.00 and 402.04 of the NYSE Listed Company Manual suggest that the Company should continue to not only monitor the vote, but solicit votes even after a quorum has been achieved.

Accordingly, neither the Company nor the shareholders can reasonably be expected to understand how the quorum exception should be implemented.

For all the reasons described above – the Company's management would be uncertain as to the Proposal's implementation if approved and shareholders would not know with precision the matter on which they were voting – the Proposal is vague and misleading, and the Proposal is therefore excludable under Rule 14a-8(i)(3).

Based upon the foregoing analysis, we respectfully request that the Staff concur that we may omit the Proposal from our 2017 Proxy Materials.

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact me at 216-875-5440. Thank you for your attention to this matter.

Sincerely,

Mark H. Duesenberg
Vice President, General Counsel and Secretary

Attachments

cc: John Chevedden

<u>Exhibit A</u>

Kenneth Steiner

FISMA & OMB MEMORANDUM M-07-16

Mr. Mark H. Duesenberg
Corporate Secretary
Ferro Corporation (FOE)
6060 Parkland Blvd.
Suite 250
Mayfield Heights OH 44124
PH: 216 875-5600
FX: 216-875-5623

Dear Mr. Duesenberg,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB MEMORANDUM M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB MEMORANDUM M-07-16***

Sincerely,

Kenneth Steiner

10-25-16
Date

cc: John Bingle <john.bingle@ferro.com>
Paula Kuczynski <paula.kuczynski@ferro.com>
PH: 216.875.5479

[FOE: Rule 14a-8 Proposal, November 14, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement shall apply to:

• Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules

• Proposals required by law, or the Company's Bylaws; to be put before shareholders for a vote (such as say-on-pay votes)

• Rule 14a-8 shareholder proposals included in the proxy

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

Our management is often able to monitor voting results and then decide to spend shareholder money to influence the outcome on matters where they have a direct self-interest such as such as the ratification of lucrative stock options and to obtain more votes for their high executive pay.

Ferro shareholders have given strong support to shareholder proposals on governance topics like this proposal. For instance we gave 57% support to a shareholder proposal for shareholder proxy access in 2016.

Please vote again to enhance shareholder value:

Confidential Voting – Proposal [4]

[The line above is for publication.]

Kenneth Steiner, ***FISMA & OMB MEMORANDUM M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB MEMORANDUM M-07-16***

FERRO.

FERRO CORPORATION
6060 Parkland Boulevard
Mayfield Heights, OH 44124 USA

November 23, 2016

Via E-mail to ***FISMA & OMB MEMORANDUM M-07-16***
and Overnight Delivery

Mr. Kenneth Steiner
c/o John Chevedden

FISMA & OMB MEMORANDUM M-07-16

Re: Shareholder Proposal Submitted to Ferro Corporation ("***Ferro***")

Dear Mr. Steiner:

We are in receipt of your shareholder proposal, dated October 25, 2016, delivered to Ferro via e-mail transmission on November 15, 2016 (the "***Proposal***"). As you may be aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (the "***Exchange Act***") sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to Ferro. A copy of Rule 14a-8 is enclosed for your reference.

In accordance with Rule 14a-8(f)(1) of the Exchange Act, Ferro hereby notifies you that the Proposal is deficient in that it fails to comply with the requirements of (1) Rule 14a-8(b)(1) concerning proof of your continuous ownership of the requisite amount of Ferro voting securities for at least one year prior to the date on which the Proposal was submitted and (2) Rule 14a-8(b)(2) concerning the proof of your status as a holder of record or otherwise of such securities.

If you wish to correct these deficiencies, you must respond to this letter with either:

(a) if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents, reflecting your ownership of Ferro common stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and a written statement from you that you continuously held the required number of shares for the requisite one-year period; or

(b) a written statement from the record holder of your shares verifying that you beneficially held the requisite number of shares of Ferro common stock continuously for at least one year as of the date you submitted the Proposal. For these purposes, only a Depository Trust Company ("***DTC***") participant or an affiliate of a DTC participant will be considered to be a record holder of securities that are deposited at DTC. You can determine whether your particular bank or broker is a DTC participant by checking DTC's participant list, which is currently available at http://www.dtcc.com/client-center/dtc-directories. For purposes of determining the date you submitted the Proposal, Section C of Staff Legal Bulletin No. 14G (October 16, 2012) provides that a proposal's date of submission is the date that the proposal is postmarked or transmitted electronically.

Your response must be postmarked, or transmitted electronically, no later than 14 days following the date you receive this letter. If you do not respond to this letter and adequately correct such deficiencies by that date, the Proposal will be deemed to have not been properly submitted in accordance with the requirements of the Exchange Act, and Ferro will seek to exclude the Proposal from its proxy materials for its 2017 annual meeting of shareholders.

Sincerely,

Mark Duesenberg

Vice President, General Counsel & Secretary

information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO § 240.14A-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO § 240.14A-7 When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a–9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n–101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

Kenneth Steiner

FISMA & OMB MEMORANDUM M-07-16

Mr. Mark H. Duesenberg
Corporate Secretary
Ferro Corporation (FOE)
6060 Parkland Blvd.
Suite 250
Mayfield Heights OH 44124
PH: 216 875-5600
FX: 216-875-5623

REVISED

Dear Mr. Duesenberg,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB MEMORANDUM M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,

Kenneth Steiner

10-25-16
Date

cc: John Bingle <john.bingle@ferro.com>
Paula Kuczynski <paula.kuczynski@ferro.com>
PH: 216.875.5479

[FOE: Rule 14a-8 Proposal, November 14, 2016]
[Revised November 23, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This confidential voting requirement shall apply to:

• Management-sponsored or Board-sponsored resolutions seeking approval of executive pay and for votes mandated under applicable stock exchange rules

• Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)

• Rule 14a-8 shareholder proposals included in the proxy

This confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

Our management is now able to monitor voting results and spend shareholder money to influence the outcome on matters where they have a direct self-interest such as such as the ratification of lucrative stock options and to obtain more votes for their executive pay.

Ferro shareholders have given strong support to shareholder proposals on governance topics like this proposal. For instance we gave 57% support to a shareholder proposal for shareholder proxy access in 2016.

Please vote again to enhance shareholder value:

Confidential Voting – Proposal [4]

[The line above is for publication.]

Kenneth Steiner, ***FISMA & OMB MEMORANDUM M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB MEMORANDUM M-07-16

TD Ameritrade

November 30, 2016

Kenneth Steiner

FISMA & OMB MEMORANDUM M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB MEMORANDUM M-07-16*** in TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above reference account since July 1, 2015.

1. Baxter International Inc. (BAX)
2. Ferro Corporation (FOE)
3. International Paper Company (IP)
4. Ameren Corporation (AEE)
5. Valley National Bancorp (VLY)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

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